787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

November 6, 2015

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Ms. Lithotomos:

On behalf of Legg Mason ETF Equity Trust (the “Trust”), and pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act and Amendment No. 1 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the following series of the Trust: Legg Mason Developed ex-US Diversified Core ETF (“Developed ex-US Diversified Core ETF”), Legg Mason Emerging Markets Diversified Core ETF (“Emerging Markets Diversified Core ETF”), Legg Mason US Diversified Core ETF (“US Diversified Core ETF”), and Legg Mason Low Volatility High Dividend ETF (“Low Volatility High Dividend ETF”) (collectively, the “Funds” or “ETFs”).

This letter responds to the comments that you provided in a letter dated October 2, 2015 regarding the Registration Statement that was filed on September 4, 2015. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Funds’ prospectus unless otherwise defined in this letter. Page references are to the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Valerie Lithotomos

November 6, 2015

Prospectus

General

Comment No. 1: Please confirm to the staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF. Also, please supplementally inform the staff of the status of any exemptive applications pending.

Response: On June 17, 2015, the Trust filed an application (File No. 812-14491) with the SEC for an order (i) under Section 6(c) of the 1940 Act, requesting an order for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and (iii) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit the Trust to offer index-based ETFs and to permit unaffiliated funds to invest in the Funds in excess of the limits in Section 12(d)(1) of the 1940 Act. The Trust filed amended applications on September 14, 2015 and October 27, 2015. A notice of the Trust’s application was issued on November 5, 2015 (Inv. Co. Act Rel. No. 31895). The Trust confirms that the disclosure in the Registration Statement is consistent with the Trust’s amended exemptive application.

Fees and Expenses of the Funds (pgs. 2, 8, 14, 20)

Comment No. 2: Please complete the fee tables and the footnote addressing the fee waiver (and its term) and the recoupment provision. In regard to the management fee waiver, please confirm that: the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement, can only be terminated prior to its expiration date by the Fund’s Board of Trustees, and will only be shown in the fee table if it is used to reduce the management fee. We may have additional comments.

Response: The Trust has removed all references to fee waivers as there will be no fee waivers for any of the Funds at this time. The fee tables have been completed.

Comment No. 3: Please confirm that the Example following the Fee Tables reflects the waiver for only the waiver agreement period.

Response: Per the response to Comment No. 2 above, the Trust has removed all disclosure regarding fee waivers. Therefore, the Example does not reflect any waivers.

Principal Investment Strategies

Comment No. 4: Each Fund has an investment strategy (in the fourth paragraph of this section) of “invest[ing] at least 80% of its net assets in securities that compose the Underlying Index.” Please insert the phrase “plus any borrowings for investment purposes” following the word “assets.”

Ms. Valerie Lithotomos

November 6, 2015

Response: The requested changes have been made.

Comment No. 5: Please disclose whether the Underlying Indexes’ providers are affiliated with the advisor or the Funds.

Response: The following disclosure has been added for each Fund:

“QS is affiliated with both LMPFA and the fund.”

Comment No. 6: In the Developed ex-US Diversified ETF, the first paragraph of the Principal Investment Strategies states that the Underlying Index is composed of equity securities in developed markets “outside the United States.” Also, this ETF includes “ex-US” in its name. Please disclose how the ETF will comply with Rule 35d-1 of the 1940 Act. In this regard, explain how the Fund’s Underlying Index determines that equity securities are “in developed markets outside the United States.” We may have additional comments depending on the response.

Response: The Fund’s Underlying Index is constructed using a universe of securities based on the MSCI World ex-US Index. The prospectus has been revised to make clear that the subadviser determines whether an issuer is located in a particular country outside the United States by reference to the MSCI World ex-US Index methodology. MSCI Inc., which constructs the MSCI World ex-US Index, will generally deem an issuer to be located in a particular country if it is organized under the laws of the particular country and it is primarily listed in the particular country. In the event that these factors point to more than one country, the MSCI World ex-US Index methodology provides for consideration of certain additional factors. The Fund will comply with Rule 35d-1 under the 1940 Act by investing at least 80% of its assets in securities that compose its Underlying Index.

Comment No. 7: In the Emerging Markets Diversified Core ETF, the first paragraph of the Principal Investment Strategies states that the Underlying Index is composed of emerging markets equity securities. Also this ETF includes “Emerging Markets” in its name. Please disclose how the ETF will comply with rule 35d-1 of the 1940 Act.

Response: The Fund’s Underlying Index is constructed using a universe of securities based on the MSCI Emerging Markets Index. The prospectus has been revised to make clear that the subadviser determines whether an issuer is located in an emerging market country by reference to the MSCI Emerging Markets Index methodology. MSCI Inc., which constructs the MSCI Emerging Markets Index, will generally deem an issuer to be located in an emerging market country if it is organized under the laws of the emerging market country and it is primarily listed in the emerging market country. In the event that these factors point to more than one country, the MSCI Emerging Markets Index methodology provides for consideration of certain additional factors. The Fund will comply with Rule 35d-1 under the 1940 Act by investing at least 80% of its assets in securities that compose its Underlying Index.

Ms. Valerie Lithotomos

November 6, 2015

Comment No. 8: The first paragraph of each Principal Investment Strategies section states that the “clusters” are created in the Underlying Indices which includes investment categories. Please disclose, in a plain English manner, the meaning of these “clusters.”

Response: The following disclosure has been added to the disclosure of Principal Investment Strategies for the Developed ex-US Diversified Core ETF and the Emerging Markets Diversified Core ETF:

“A cluster is a group of investment categories based on geography and sector that have demonstrated a tendency to behave similarly (high correlation).”

The following disclosure has been added to the Principal Investment Strategies of the US Diversified Core ETF:

“A cluster is a group of investment categories based on industry that have demonstrated a tendency to behave similarly (high correlation).”

This language is not included for Low Volatility High Dividend ETF because that Fund does not use a “cluster” methodology.

Comment No. 9: The fifth paragraphs of the Principal Investment Strategies of each Fund state that the Funds will invest in “other derivatives.” Please disclose what types of derivatives the Funds will invest in as part of the Funds’ principal strategies.

Response: Disclosure has been added to each Fund’s Principal Investment Strategies regarding the types of derivatives in which each Fund will invest and the purposes for which it will invest in derivatives.

Performance

Comment No. 10: Please explain the purpose of the performance disclosure, as required by Item 4(b)(2)(i) of Form N-1A.

Response: The following disclosure has been added to the end of the performance disclosure:

“The performance information will provide some indication of the risks of investing in the fund by showing changes in the fund’s performance from year to year and by showing how the fund’s average annual returns compare with those of a broad measure of market performance.”

Management

Comment No. 11: Portfolio Managers – Please add the date the portfolio managers began managing the investments of the Funds. (This comment also applies to the section later in the prospectus titled “Portfolio Managers.”)

Ms. Valerie Lithotomos

November 6, 2015

Response: The disclosure will be revised to state that each portfolio manager has served since the month and year of the Funds’ inception (e.g., December 2015).

Principal Risks

Comment No. 12: In the section titled “Authorized Participant concentration risk” disclosure is bracketed. Please explain whether this means the section may not be included in the prospectus. Also please disclose how many institutions act as Authorized Participants.

Response: The Trust confirms that the Authorized Participant concentration risk disclosure will be included with respect to each Fund. The Trust believes that including the number of institutions that act as Authorized Participants is not required under Form N-1A and respectfully declines to include such disclosure. While it has estimates as to the number of Authorized Participants, these are subject to change based on various factors. In particular, it is uncertain how many Authorized Participants will maintain an active market at any given time. In addition, we are unaware of any ETF that discloses the number of Authorized Participants in its prospectus.

Comment No. 13: Derivatives Risk – Please revise the disclosure to provide a better sense of the types of derivatives that the ETFs are expected to use, the manner in which they are expected to be employed by the ETFs, and the maximum percentage of ETF assets that are expected to be allocated to derivatives. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: Disclosure has been added to each Fund’s Principal Investment Strategies regarding the types of derivatives in which each Fund will invest and the purposes for which it will invest in those derivatives. Disclosure about the risks of certain derivatives that the Funds will not invest in has been deleted from the prospectus. Since the disclosure states that investments in derivatives relating to a Fund’s Underlying Index and its component securities will not exceed 20% of its net assets, the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 14: The Derivatives Risk states that using derivatives can also have a “leveraging effect.” If appropriate, please add Leverage Risk as a principal risk factor for each ETF.

Response: The Trust does not believe that Leverage Risk is a principal risk factor for any Fund, given the limited amount of its assets that it can invest in derivatives and the purposes for which they may be used. As a result, the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 15: Market Trading Risk – This disclosure states, in bold, that “any of these factors, ‘among others,’ may lead to the Fund’s shares trading at a premium or discount to NAV.” Please explain what is meant by “among others.”

Ms. Valerie Lithotomos

November 6, 2015

Response: The Trust notes that the statutory prospectus includes expanded disclosure regarding market trading risk. As directed by the instructions to Item 4 of Form N-1A and IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, the summary section should summarize the principal risks while the statutory prospectus should expand upon that disclosure. In addition, the Trust is unable to identify every market trading risk in advance. As a result, the Trust respectfully declines to add disclosure to the summary “Market trading risk” disclosure.

Comment No. 16: If applicable, please add a principal risk factor addressing cybersecurity risk.

Response: Cybersecurity risk has been added as a principal risk factor to each Fund.

Comment No. 17: Regarding “equity securities risk,” please disclose any material risks unique to any type of equity securities the Funds may purchase.

Response: The prospectus includes disclosure about stock market and equity securities risk and large-, medium- and small-capitalization risks for each Fund. In addition, the prospectus includes disclosure about the risks of dividend-paying stocks, real estate investment trusts and volatility for the Low Volatility High Dividend ETF. As a result, the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 18: Please disclose in the Liquidity Risk factor to what extent the Funds will invest in illiquid securities.

Response: Each Fund is limited to investing up to 15% of its net assets in illiquid securities, as disclosed in the Statement of Additional Information (the “SAI”). The Trust and QS Investors, LLC (“QS”), each Fund’s subadviser, believe that investing in illiquid securities is not a principal strategy of any Fund and, as result, it is not required by Form N-1A to add disclosure about the ability of a Fund to invest in illiquid securities to its principal risk disclosure. Nonetheless, the Trust and QS believe that it is appropriate to disclose liquidity risk as a principal risk (as currently stated in the prospectus), since a Fund’s investments may become illiquid after purchase, especially during periods of market turmoil. The risk disclosure also highlights the fact that securities may become difficult to value during those periods. As a result, the Trust respectfully submits that no additional disclosure is necessary.

Developed ex-US Diversified Core ETF, Emerging Markets Diversified Core ETF, US Diversified Core ETF

Comment No. 19: Please disclose the meaning of the term “Diversified Core” as used in the names of the ETFs.

Response: The following disclosure has been added to the Principal Investment Strategies for each Fund: “The term ‘diversified’ highlights the purpose of QS’ Diversification Based Investing methodology, which seeks to avoid concentration risks often identified with

Ms. Valerie Lithotomos

November 6, 2015

market cap weighted funds. The term ‘core’ highlights the segment of the investment universe where the fund invests – as opposed to introducing value or size biases or investing in niche segments of the market.”

Comment No. 20: Please disclose what types of equity securities the Fund will hold.

Response: The following disclosure has been added to the Principal Investment Strategies for each Fund: “The equity securities that the fund will hold are principally common stocks.”

Disclaimers

Comment No. 21: We note on page 44 there is a section titled Disclaimers with the bracketed statement “insert based on the index administrator.” Once the section is completed, we may have comments.

Response: The Trust has updated this disclosure and understands that the staff may have comments in response.

Performance of other accounts managed by QS portfolio managers (page 44)

Comment No. 22: Please confirm that the differences between the Composites and the ETFs are disclosed in this section, and that any differences are immaterial and would not have a material effect on the disclosed performance and do not alter the conclusion that the ETFs and the Composites are substantially similar.

Response: The Trust and QS confirm that the differences between the Composites and the Funds are disclosed in the prospectus. The performance information provided for the Composites represents the actual performance realized for institutional client accounts managed by QS using a substantially similar strategy to the underlying comparable index. The presentation of the Composites is consistent with the Nicholas-Applegate Mutual Funds no-action letter (SEC No-Action Letter, Aug. 6, 1996) (“Nicholas-Applegate”). In addition, all earned dividends and trading gains are maintained in the institutional account portfolios, which is consistent with the assumption used in calculating performance for registered investment companies that all dividends and capital gains are reinvested.

The investment methodology used for the accounts in the Composites does not vary significantly from the investment methodology to be used for the Funds, except as described in more detail below.

•	With respect to both Composites, the accounts in the Composites may be rebalanced to their indexes on a different schedule than the Funds will be. This difference is disclosed in the prospectus.

•	The management fee expenses incurred in the institutional accounts are different from the overall fees and expenses expected to be incurred by the Funds. The net performance of the Composites would have been different had the accounts in the Composites had the same expense ratios as the Funds. This difference is disclosed in the prospectus.

•	With respect to the EAFE Composite, prior to January 2006 the model was the same, but

Ms. Valerie Lithotomos

November 6, 2015

the strategy used region and sector classifications (versus country and sector classifications as currently used) as the building blocks for portfolio construction. If the change of country and sector classifications had been implemented prior to January 2006, based on the subadviser’s analysis the performance would have been better than that shown in the EAFE Composite (which reflects the management of actual accounts). The prospectus disclosure about the slight enhancement to the strategy in January 2006 has been expanded.

•	With respect to the Emerging Markets Composite, currently, individual country weightings in the Emerging Markets Composite accounts may not diverge by +/- 5% from the weighting for the same individual country in the MSCI Emerging Markets Index (the “MSCI Index”) (as calculated on a quarterly basis for the total value of all the securities included in the composite accounts or the MSCI Index, respectively). As an example, if the MSCI Index weighted an individual country as 6% of the MSCI Index, the accounts in the Emerging Markets Composite could have a weighting of 1% - 11% of their assets in that same country. Beginning in December 2015 for the Emerging Market Composite accounts and at inception for the QS DBI Emerging Markets Diversified Index, individual country weightings, as calculated on a quarterly basis, will not diverge by +/- 10% from the individual country weightings in the MSCI Index. Also beginning in December 2015 for the Emerging Market Composite accounts and at inception for the QS DBI Emerging Markets Diversified Index, the weighting of aggregate market capitalization of companies of an individual country in the Emerging Markets Composite accounts and in the QS DBI Emerging Markets Diversified Index will not be more than five (5) times the weighting of the aggregate market capitalization of companies of an individual country in the MSCI Index, as calculated on a quarterly basis. This difference is disclosed in the prospectus.

The Trust and QS confirm that the differences between the Composites and the Funds are immaterial (other than the differences in fees described above), would not have a material effect on the disclosed performance for the Composites to date and do not alter the conclusion that the Funds and the Composites are substantially similar.

Comment No. 23: Please confirm that the performance includes all accounts that are managed by the portfolio manager that are substantially similar to the ETFs. If any accounts are excluded, please explain supplementally to the staff why the accounts were excluded and represent that the exclusion of the accounts would not materially affect the performance or cause the performance presentation to be misleading. We may have additional comments.

Response: The Trust and QS confirm that no accounts that are managed in a manner substantially similar to the Funds have been excluded from the Composites.

Comment No. 24: Please confirm that all actual fees and expenses are reflected in the Composites.

Response: The Trust and QS confirm that net returns for the Composites are shown net of actual

Ms. Valerie Lithotomos

November 6, 2015

management fees and transaction and commission costs of the underlying accounts that make up the Composites. Net of fee performance is based on actual fees of the underlying accounts, which are asset-weighted to derive a Composite-level net return. Gross rate of returns for the Composites are presented net of transaction and commission costs and gross of investment management fees.

Comment No. 25: In the EAFE Composite table, please state the meaning of the word “Net” in Index names. We may have additional comments.

Response: The disclosure has been revised to state that the returns of indexes calculated on a “net” basis assume that investors pay tax on all dividend income earned for all securities in the benchmark. Net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors that do not benefit from double taxation treaties.

On the other hand, “gross” total return indexes reinvest as much as possible of a company’s dividend distributions. The reinvested amount is equal to the total dividend amount distributed to persons residing in the country of the dividend-paying company. Gross total return indexes do not, however, include any tax credits.

The Trust and QS understand that funds investing in foreign stocks (foreign as relative to the Fund’s domicile) usually track the net total return indexes since such returns are considered to be more representative of the return the fund’s investors can expect to receive.

Comment No. 26: Regarding the method of performance calculation, please disclose the method of performance calculation, and state whether the method differs from the standardized SEC method.

Response: The Notes to the Composites disclose that the rates of return for each Composite are calculated on a “time-weighted” basis for all accounts that are included in the Composite. Time-weighted rates of return minimize the effect of cash flows on the investment performance of the account. Monthly rates of return for the Composites are computed by taking an asset weight of each account’s monthly rate of return within the Composite, utilizing their respective beginning market values for the period. Annual rates of return for the Composites are derived by geometrically linking monthly rates of return for the Composites. This method differs from the standardized SEC method for registered investment companies but QS does not believe the differences to be significant. As discussed above, the presentation is consistent with the Nicholas-Applegate no-action letter.

Statement of Additional Information

Comment No. 27: Some investments and investment practices described in the SAI are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Ms. Valerie Lithotomos

November 6, 2015

Response: The Trust and QS confirm that all investments and practices that might materially affect the performance of the Funds or the decision of an investor to purchase shares, and their accompanying risks, are disclosed in the prospectus.

Comment No. 28: Provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

*    *    *    *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq. Legg Mason & Co., LLC
Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Legg Mason ETF Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

November 6, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)

Registration Statement on Form N-1A

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to the Registration Statement on Form N-1A of the Trust on behalf of Legg Mason Developed ex-US Diversified Core ETF, Legg Mason Emerging Markets Diversified Core ETF, Legg Mason US Diversified Core ETF and Legg Mason Low Volatility High Dividend ETF (collectively, the “Funds”), each a series of the Trust, as filed with the Commission on September 4, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason ETF Equity Trust

By:	/s/ Harris C. Goldblat
Name:	Harris. C Goldblat
Title:	Assistant Secretary